

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 29, 2016

Gustavo Mariani
Marcos Marcelo Mindlin
Co-Chief Executive Officers
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re:** **Pampa Energía S.A.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed September 21, 2016**
> **File No. 333-213038**
>
> **Amendment No. 1 to Schedule TO/13E-3**
> **Filed September 21, 2016 by Pampa Energía S.A.**
> **File No. 005-89528**

Dear Messrs. Mariani and Mindlin:

We have reviewed your amended registration statement and Schedule TO/13E-3 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

General

1. We note your response to comment 1 that Emes Energia Argentina, LLC is not a controlling person of Pampa or an entity controlled by Pampa and therefore does not need to be included as a filer on the Schedule 13E-3. Please supplement your explanation as to why Emes is not an affiliate given that the definition of affiliate in Exchange Act Rule 13e-3(a)(1) includes persons who, directly or indirectly through one or more intermediaries is controlled by or is under common control with an issuer. In this regard,

it appears that Mr. Mindlin has common control of Emes and Pampa. We may have further comments.

2. We note your responses to comments 4 and 11 and have the following comments:

- Revise your disclosure to provide an example of how to calculate the Offer Share Consideration as you describe it on page 33 by using the average price of the Pampa Shares during the most recent five trading days (using the average price method and daily trading volumes) divided by the price per PESA Share offered as cash consideration in the Offers, and assuming the maximum potential adjustment of 10% upward and downward.

- Revise your disclosure to elaborate upon the factors your Board of Directors will take into account in determining whether to make a positive or negative adjustment to the final exchange ratio by 10%.

- Please tell us, with a view to disclosure, at what point in the tender offer you expect to finalize the Offer Share Consideration and how you intend to advise tendering holders of this information.

You may contact Christina Chalk, Senior Special Counsel, at (202) 551-3263; Jennifer López, Attorney Adviser, at (202) 551-3792; Charlie Guidry, Staff Attorney, at (202) 551-3621; or me at (202) 551-3720 with any questions regarding our comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Juan Giraldez, Esq.
        Adam J. Brenneman, Esq.
        Cleary, Gottlieb, Steen & Hamilton LLP